82-03138

DIRECTOR DECLARATION

As announced previously, Walt Havenstein will join the BAE Systems plc board on 2 January 2007. He has no details to disclose under paragraph 9.6.13 of The Listing Rules.

14 September 2006

06017071

SUPPL

9/25

82-03138

BAE SYSTEMS ANNOUNCES EXECUTIVE BOARD CHANGES

BAE Systems today announced the retirement of two executive directors. Michael Lester, Group Legal Director, and Mark Ronald, Chief Operating Officer, and President and Chief Executive Officer of BAE Systems Inc., will retire on 31 December 2006.

Philip Bramwell will join BAE Systems on 1 November 2006 and will succeed Michael Lester on 1 January 2007 in the role of Group Legal Director and legal advisor to the Board. He will be a member of the Company's Executive Committee.

Mark Ronald will be succeeded by Walt Havenstein, currently President of the Company's Electronics and Integrated Solutions operating group, on 2 January 2007. Walt will continue to serve on the Company's Executive Committee and will be appointed an executive director of BAE Systems plc on 2 January 2007.

Dick Olver, Chairman of BAE Systems said, "Michael and Mark have helped see BAE Systems through some very exciting times and their skills and experience have been invaluable to us. Michael has been with us since BAE Systems was formed and his wise counsel on a series of complicated deals has been hugely welcomed.

"Mark has been instrumental in developing and executing the Company's strategy on both sides of the Atlantic and his energy and knowledge as a stalwart of the industry have been invaluable. I would like to wish them both well."

12 September 2006

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

With compliments


BAE SYSTEMS
REAL PERFORMANCE. REAL ADVANTAGE.

Contents

About BAE Systems

BAE Systems is the premier transatlantic defence and aerospace company, delivering a full range of products and services for air, land and naval forces, as well as advanced electronics, information technology solutions and customer support services. BAE Systems, with approximately 100,000[1] employees worldwide, had 2005 sales that exceeded £15.4 billion.

More information about BAE Systems can be found on: **www.baesystems.com**

We welcome your views. Email any comments to **investors@baesystems.com**

Cautionary statement

All statements other than statements of historical fact included in this document, including, without limitation, those regarding the financial condition, results, operations and businesses of BAE Systems and its strategy, plans and objectives and the markets and economies in which it operates, are forward-looking statements. Such forward-looking statements which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of BAE Systems or the markets and economies in which BAE Systems operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Nothing in this document should be regarded as a profit forecast.

[1] including share of employees of equity accounted investments

Results in brief

Results from continuing operations	Six months to 30 June 2006	Six months to 30 June 2005
Sales[1]	£8,214m	£6,773m
EBITA[2]	£788m	£566m
Operating profit	£653m	£488m
Underlying earnings per share[3]	15.4p	10.7p
Basic earnings per share[4]	12.6p	10.9p
Other results including discontinued operations		
Interim dividend per share	4.4p	4.0p
Cash (outflow)/inflow from operating activities	£(293)m	£586m
Net debt as defined by the Group	£1,582m	£2,239m
Order book[5]	£56.9bn	£52.5bn

Highlights

- Sales[1] up 21% at £8,214m
- EBITA[2] up 39% at £788m, including £63m one-off accounting gain in the US
- Underlying earnings per share[3] up 44% at 15.4p
- US businesses delivering good organic growth
- United Defense integration complete
- Good programme execution
- Airbus share sale recommended
- UK pension funding deficit addressed
- Interim dividend increased 10% to 4.4p

Outlook

The good first half results underpin the outlook for the full year; that is for modest organic growth from our defence businesses together with a full year contribution from the former United Defense activities. Some weakening of the Airbus contribution is anticipated in the second half following a good first half performance and before taking account of the timing of the recommended disposal of the Group's 20% shareholding in that business. We expect to turn operating profits into cash in the second half with this year's additional contributions to the UK pension schemes mostly concluded in the first half.

[1] including share of equity accounted investments' sales
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
[4] basic earnings per share in accordance with International Accounting Standard 33
[5] including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.9bn (2005 £1.0bn)

Interim results statement

BAE Systems continued to build on the successes of 2005 with further good progress in the first six months of 2006. The results reflect good programme execution and schedule adherence in the businesses together with the benefit of sound implementation of Group strategy.

Sales for the six months to June 2006 of £8,214m increased 21% from £6,773m for the same period in 2005.

EBITA[1] increased 39% to £788m (2005 £566m) and return on sales increased 1.2% to 9.6% (2005 8.4%). Included within EBITA[1] is a £63m one-off accounting gain in the Electronics, Intelligence & Support business group arising from a reduction in the net pension liability following the changes to the calculation of final US pensionable salaries.

These results reflect the benefit of six months of trading from the former United Defense activities acquired in June 2005, which contributed sales of £777m and EBITA[1] of £85m in the period. Integration of these activities is now complete and the acquisition has achieved the financial benefits planned for its first full year of ownership. Order intake continues to support the acquisition case.

The publication in December last year of the UK government's Defence Industrial Strategy (DIS) was a significant step forward. The paper details a strategy that identifies key UK technologies required to deliver capability for the UK's armed forces and outlines a framework for partnership between industry and government to deliver that capability. Although challenges will result from this newly defined path, BAE Systems welcomes this strategy and is committed to ensuring its success and believes that, through its implementation, benefits will flow to both industry and its customer.

BAE Systems now has a well established, growing and successful through-life capability business in the air sector, working closely with both the UK Ministry of Defence (MoD) and the Royal Air Force (RAF). Progress also has been made in the land systems sector, developing a similar armoured vehicle through-life support partnership with the Defence Logistics Organisation and the British Army to that pioneered in the air sector. Opportunities are being developed also in the UK naval sector.

In April, BAE Systems and VT Group announced they were discussing the possibility of a joint bid for Babcock International plc. Although no bid resulted from these discussions, BAE Systems continues to review options for consolidation of the naval industry in the UK with the aim of delivering better value for its customers and enhanced returns to shareholders consistent with the DIS.

BAE Systems' strategy to build on its strong customer relationship in Saudi Arabia, by establishing significant business operations and capability within the Kingdom, has made good progress. The government-to-government agreement signed in December 2005 established a partnership between the UK and Saudi Arabia for the modernisation of the Kingdom's armed forces and was a key development in this strategy. In August, the required commercial principles, which will effectively initiate the purchase of Typhoon aircraft and the associated commitment to the industrial plan, were agreed.

In April, BAE Systems announced that it had entered into discussions with EADS regarding the disposal of its minority shareholding in Airbus. In July, BAE Systems announced that the price payable by EADS in relation to the proposed disposal of the Airbus shareholding had been determined by an independent expert to be €2.75bn (£1.9bn). On 6 September the board of directors announced that they considered the proposed disposal to be in the best interest of BAE Systems and its shareholders as a whole.

The recommended disposal requires the approval of ordinary shareholders at an Extraordinary General Meeting, details of which have been included in the circular issued to shareholders[2].

Following repayment of debts outstanding between BAE Systems and Airbus at completion and the payment of transaction related costs, net cash proceeds to BAE Systems are estimated to be approximately £1.2bn.

Subject to shareholders agreeing to its disposal, the Board proposes to return up to £500m to shareholders by way of on-market purchases of shares following completion of the sale of the Airbus interest. The Board also intends to consult with the trustees of the Group's pension schemes and the Pension Regulator with regard to any further investment in those schemes.

The remaining proceeds, together with the Group's other cash resources, will be available for debt repayments and future investment in the Group, and to pursue selected value enhancing acquisitions in the core business.

Resolution of the actuarial funding deficit in BAE Systems' UK pension schemes has been a priority. In June, BAE Systems announced that it had agreed with the trustees of the main UK pension schemes a package of measures that, over time, will eliminate the current actuarial funding deficit. These measures include increased annual company and employee contribution rates, one-off company contributions of cash and assets, together with a reduction to pension liabilities from revised retirement benefits.

In addressing the funding requirement of the schemes, the new arrangements had the immediate impact of reducing the deficit on the balance sheet. These changes contributed £0.6bn of the reduction in the net retirement benefit obligations on the balance sheet (as defined under IAS 19) from £4.1bn at 31 December 2005 to £3.1bn at 30 June 2006, the remainder of the decrease being primarily attributable to an increase in discount rates.

[1] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[2] see note 13

"BAE Systems has delivered a good first half financia performance, with good programme schedule and cost execution right across the Group."

Mike Turner, Chief Executive

Earnings per share

Underlying earnings per share[3] for the half year increased by 44% to 15.4p when compared with the equivalent period in 2005.

Basic earnings per share in accordance with International Accounting Standard 33 Earnings per Share, from continuing operations, increased by 16% to 12.6p (2005 10.9p).

Finance costs

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £174m (2005 £56m). The underlying interest charge was £102m (2005 £96m). Net charges arising from pension accounting, marked-to-market revaluations of financial instruments and foreign currency movements were £72m (2005 net gain £40m).

Underlying interest cover based on EBITA[2] increased from 5.9 times to 7.7 times.

Taxation

The Group's effective tax rate for the period was 27% (2005 29%). The reduction in the rate arises from the ongoing benefit of the UK research and development tax credit scheme and benefits from the one-off pension contributions made in the period.

Dividend

The Board has declared an interim dividend of 4.4p per share (2005 4.0p) representing an increase of 10%. The dividend is covered 3.5 times by earnings[3] from continuing operations (2005 2.7 times) consistent with the policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Summarised income statement from continuing operations

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m
Sales[1]	**8,214**	6,773
EBITA[2] – subsidiaries	**552**	363
EBITA[2] – equity accounted investments	**236**	203
EBITA[2]	**788**	566
Amortisation	**(53)**	(19)
Net finance costs[1]	**(174)**	(56)
Taxation expense[1]	**(155)**	(147)
Profit for the period	**406**	344
Basic earnings per share[4]	**12.6p**	10.9p
Underlying earnings per share[3]	**15.4p**	10.7p
Dividend per share	**4.4p**	4.0p

Exchange rates

	Six months to 30 June 2006	Six months to 30 June 2005
£/€ – average	**1.455**	1.459
£/$ – average	**1.791**	1.873
£/€ – period end	**1.446**	1.481
£/$ – period end	**1.849**	1.792

Segmental analysis

	Sales[1]		EBITA[2]	
	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m
Electronics, Intelligence & Support	**2,090**	1,715	**260**	151
Land & Armaments	**892**	337	**76**	8
Programmes	**1,186**	1,207	**57**	88
Customer Solutions & Support	**1,462**	1,279	**215**	185
Integrated Systems & Partnerships	**798**	722	**57**	17
Commercial Aerospace	**1,984**	1,660	**155**	154
HQ and other businesses	**32**	34	**(32)**	(37)
Intra-group	**(230)**	(181)	**–**	–
	8,214	6,773	**788**	566

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] earnings per share excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
[4] basic earnings per share in accordance with International Accounting Standard 33

Cash flows

Cash outflow from operating activities was £293m (2005 inflow £586m) which includes £406m one-off contributions into the UK pension schemes, representing cash of £164m and proceeds from the sale of property of £242m.

There was an inflow from net capital expenditure and financial investment of £63m (2005 outflow £175m) reflecting the receipt of £242m from the disposal of company property to fund the additional contributions made to the UK pension funds (see note 6). Excluding this item, the underlying net capital expenditure and financial investment cash outflow was £179m.

The resulting operating business cash outflow of £120m (2005 inflow £493m) gave rise to free cash outflow, after interest, preference dividends and taxation, of £287m (2005 inflow £421m).

Excluding the above one-off pension contributions, operating business cash inflow was £44m.

Net debt of the Group at 30 June 2006 was £1,582m, an increase of £305m (2005 £1,288m) from £1,277m at the start of the year.

Critical accounting policies

The Group's critical accounting policies are outlined in the Annual Report 2005. These include:

- retirement benefit plans;
- contract revenue and profit recognition;
- regional aircraft valuations; and
- intangible assets.

Reconciliation of cash flow from operating activities to net debt

	Excluding one-off pension funding Unaudited £m	One-off pension funding Unaudited £m	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m
Cash inflow/(outflow) from operating activities	**113**	**(406)**	**(293)**	586
Capital expenditure (net) and financial investment	**(179)**	**242**	**63**	(175)
Dividends from equity accounted investments	**110**	**–**	**110**	82
Operating business cash inflow/(outflow)	**44**	**(164)**	**(120)**	493
Interest and preference dividends			**(112)**	(55)
Taxation			**(55)**	(17)
Free cash (outflow)/inflow			**(287)**	421
Acquisitions and disposals			**80**	(1,517)
Debt acquired on acquisition of subsidiary undertaking			**–**	(283)
Proceeds from issue of share capital			**26**	358
Equity dividends paid			**(203)**	(186)
Other non-cash movements			**(95)**	56
Foreign exchange			**188**	(131)
Movement in cash received on customers' account[5]			**(14)**	(6)
Increase in net debt			**(305)**	(1,288)
Opening net debt as defined by the Group			**(1,277)**	(668)
Adoption of IAS 32 and IAS 39			**–**	(283)
Closing net debt as defined by the Group			**(1,582)**	(2,239)

Net debt as defined by the Group

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m
Other investments – current	**568**	673
Cash and cash equivalents	**2,116**	1,705
	2,684	2,378
Loans – non-current	**(3,313)**	(2,509)
Loans – current	**(849)**	(1,787)
Overdrafts – current	**(37)**	(297)
Loans and overdrafts – current	**(886)**	(2,084)
Cash received on customers' account[5] (included within payables)	**(67)**	(24)
	(4,266)	(4,617)
Closing net debt as defined by the Group	**(1,582)**	(2,239)

Operating business cash flow

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m
Electronics, Intelligence & Support	**176**	173
Land & Armaments	**(50)**	(50)
Programmes	**(33)**	(88)
Customer Solutions & Support	**2**	429
Integrated Systems & Partnerships	**(33)**	(106)
Commercial Aerospace	**57**	294
HQ and other businesses	**(239)**	(130)
Discontinued businesses	**–**	(29)
Operating business cash flow	**(120)**	493

[5] cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Company performance

Electronics, Intelligence & Support

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£2,090m**	£1,715m	£3,697m
EBITA[2]	**£260m**	£151m	£324m
Cash inflow[3]	**£176m**	£173m	£323m
Number of employees[1]	**31,500**	32,800	32,900
Order book[1]	**£3.3bn**	£3.4bn	£3.5bn

The Electronics, Intelligence & Support business group, headquartered in the US, is a provider of aerospace and defence systems, sub-systems and services. The business group comprises two operating groups; Electronics & Integrated Solutions and Customer Solutions.

In the first half of 2006, Electronics, Intelligence & Support achieved EBITA[2] of £260m (2005 £151m) on sales[1] of £2,090m (2005 £1,715m). The business group generated operating cash inflow[3] of £176m (2005 £173m).

EBITA[2] includes a £63m accounting gain relating to a revision to US pension benefits arising from the changes to the calculation of final pensionable salaries.

The acquired United Defense business contributed sales[1] of £159m and EBITA[2] of £14m.

Electronics & Integrated Solutions

Electronics & Integrated Solutions designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The business focuses on five primary capabilities: communications, with emphasis on integrated C4ISR[4] and tactical networking; electronic warfare (EW), including information operations; avionics, flight and engine controls; sensor systems; and intelligence systems.

In April, Electronics & Integrated Solutions delivered the first EW system for the F-35 Lightning II, the recently re-named F-35 Joint Strike Fighter (JSF), and in May also delivered the first digital electronic warfare system for the US Air Force F22 Raptor fighter.

In May, BAE Systems received a sole-source contract to provide its Common Missile Warning System (CMWS) to protect US Army helicopters and aircraft from heat-seeking missiles, which could represent $1.4bn (£0.8bn) in future revenue. CMWS is also part of a larger protection system – Advanced Threat Infrared Countermeasures (ATIRCM). A civil version of ATIRCM is being tested on civilian jets to determine its defence applicability against shoulder-fired man-portable air defence systems (MANPADS).

In April, BAE Systems was selected as the prime contractor for the US Army's Advanced Precision Kill Weapon System II (APKWS II) laser-guided rocket, which could represent $2bn (£1.1bn) in future production revenue.

Electronics & Integrated Solutions opened its first Readiness and Sustainment centre adjacent to Robins Air Force Base in Georgia to support and upgrade US Air Force equipment as the business increases its focus on this segment of the market.

Customer Solutions

The US Customer Solutions business focuses on three primary capabilities: information technology services; technical services and support, including engineering operations and maintenance, logistics and integrated service solutions; and a full spectrum of ship repair services.

BAE Systems Information Technology serves the large $60bn (£32bn) US government information technology market. The business was awarded a prime contract for the Department of Homeland Security's Enterprise Acquisition Gateway for Leading Edge solutions (EAGLE) programme, a multiple award programme that could represent $250m (£135m) of future revenue.

In the Technical Services business, BAE Systems was awarded the Solid State Phased Array Radar contract, with a potential value of $509m (£275m), to provide operations, maintenance and support services on a sophisticated network of missile warning and space surveillance sites. BAE Systems now operates all of the US Air Force Space Command's early warning radar operation and maintenance contracts worldwide.

Customer Solutions provides a full array of shipyard services in support of US Navy vessels including non-nuclear ship repair, alterations and life extending upgrades. In June, the business was awarded a services contract for guided missile cruiser class ships, with a potential value of $168m (£91m).

Looking Forward

Although tighter future defence spending is anticipated, the business group is effectively positioned to grow faster than the overall market given its strong legacy positions, its focus on rapidly providing armed forces with the mission capability they require, and increased focus on readiness and sustainment. Electronics, Intelligence & Support is continuing its reorganisation efforts to enable it to compete more effectively in the future.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

Land & Armaments

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£892m**	£337m	£1,270m
EBITA[2]	**£76m**	£8m	£42m
Cash (outflow)/inflow[3]	**£(50)m**	£(50)m	£168m
Number of employees[1]	**11,200**	10,300	10,600
Order book[1]	**£4.2bn**	£4.4bn	£4.4bn

The Land & Armaments business group, headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

In the first half of 2006, Land & Armaments achieved EBITA[2] of £76m (2005 £8m) on sales[1] of £892m (2005 £337m). The business group had an operating cash outflow[3] of £50m (2005 £50m).

The acquired United Defense business contributed sales[1] of £618m and EBITA[2] of £71m.

US operations

The US business includes US Army contracts for the refurbishment and upgrade of M2 Bradley and M113 fighting vehicles. These contracts restore systems to combat-ready condition following extensive operational use, and remanufacture them to the most advanced configurations.

Total orders received in the six months to June 2006 totalled $1,060m (£592m).

In May 2006, Land & Armaments was awarded a $180m (£97m) contract for the manufacture of 378 light armoured vehicles. These new medium four-by-four wheeled vehicles are designed to protect Iraqi armed forces against roadside bombs and mine blasts. If all contract options are exercised, delivery orders could total 1,050 vehicles.

Land & Armaments continued its progress on the Future Combat Systems Manned Ground Vehicles and Armed Robotic Vehicles with the successful completion of systems functional review and the commencement of preliminary design.

Fabrication and integration of the first Non-Line-of-Sight-Cannon prototype has commenced and remains on track to deliver prototypes to the US Army in 2008 and for system fielding in 2010.

Development of the 155mm Advanced Gun System and the Long Range Land Attack Projectile for the US Navy's new destroyer, DDG1000, continues. In addition, BAE Systems is designing and testing a new Vertical Launching System (VLS), Mk 57. This next generation VLS will provide capabilities for the DDG1000 ship to launch a wide range of missile designs.

In the medium calibre naval gun system market, the 57mm gun has been selected for the DDG1000 destroyer, the US Navy's Littoral Combat Ship and the US Coast Guard's Deepwater programme.

UK operations

The land sector is on target to achieve all milestones included within the armoured fighting vehicle partnering agreement with the UK MoD under DIS.

The UK MoD is still considering options for progressing the acquisition strategy for the Future Rapid Effects System (FRES) programme. In the meantime, BAE Systems is funding investment to demonstrate technologies applicable to future land systems and keep the programme moving forward.

In February, the UK business received funding for the M777 Lightweight Artillery System. Initial production deliveries to the US Army and Marine Corps continue with full rate production expected to commence later this year. The M777 Lightweight Artillery System has also been selected by Canada for deployment in Afghanistan. The business has also received orders under urgent operational requirements for the fighting vehicle, FV430.

There were continued operating losses in the UK munitions business. Discussions on new contracting arrangements with the UK MoD are ongoing.

South African operations

The requirement for mine-protected vehicles has continued to generate new orders for the RG-31 vehicle built by the Company's South African subsidiary, OMC.

Swedish operations

In the area of intelligent munitions for artillery and mortar systems, Land & Armaments continues its leading role in the accelerated fielding of Excalibur to US and Canadian forces in Iraq and Afghanistan. The first Swedish guided firing of the 155mm Excalibur round was successfully carried out in May 2006 and production contract funding was awarded in July 2006.

Land & Armaments was awarded a £19m order from Sweden to supply 52 Bv206S armoured all terrain vehicles and work continues on the CV90 family of vehicles.

Looking forward

The Land & Armaments business has seen strong growth in the US paced by the ongoing conflicts in Iraq and Afghanistan. The level of activity in these regions will continue to drive near-term growth, but it is anticipated that these requirements will stabilise at projected 2006 levels. In the longer term, the Future Combat System in the US and the FRES programme in the UK represent growth opportunities. In addition, actions to address current under performance in the UK operations are being implemented and a return to profitability next year is expected.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Programmes

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£1,186m**	£1,207m	£2,819m
EBITA[2]	**£57m**	£88m	£133m
Cash (outflow)/inflow[3]	**£(33)m**	£(88)m	£285m
Number of employees[1]	**16,800**	15,700	16,200
Order book[1]	**£12.0bn**	£12.9bn	£12.3bn

The Programmes business group is a major contributor to the defence of the UK, with the MoD its principal customer. The business group comprises the Group's air systems, naval ships and submarines activities.

In the first half of 2006, Programmes achieved EBITA[2] of £57m (2005 £88m) on sales[1] of £1,186m (2005 £1,207m). The business group had an operating cash outflow[3] of £33m (2005 £88m). The result for 2005 included a £30m benefit from risk retirement.

Air Systems

A total of 86 Typhoon aircraft had been accepted at the end of June by the air forces of the four partner nations. In the UK, the RAF now has two squadrons fully formed, with a third being built up at RAF Coningsby. BAE Systems continues to provide support to RAF training and operational build up. Early work has been commissioned by the four nations further to enhance the capability of the aircraft.

In addition to the contract for the sale of 18 Typhoon aircraft to Austria, further export possibilities are being pursued. A government-to-government understanding between the UK and the Kingdom of Saudi Arabia has been reached which furthers both countries' defence interests and includes the procurement of Typhoon aircraft.

Hawk contracts with India and Bahrain are progressing to schedule with the first Bahrain aircraft accepted in June. Initial aircraft acceptance also has been achieved on the South Africa contract. Confirmation of the UK MoD Advanced Jet Trainer production order is expected in the second half of 2006.

The Nimrod MRA4 design and development programme continues to achieve its key milestones on schedule. The programme remains on target to meet the product maturity assumptions contained within the production bid submitted in July 2005. Customer long lead funding enabled initial build to commence ahead of the production award received in July 2006.

Air Systems is partnered with Lockheed Martin and Northrop Grumman on the F-35 Joint Strike Fighter (JSF), Lightning II, programme, with responsibility for the design and manufacture of the rear fuselage and empennage. During February, the programme completed and passed its Critical Design Review for the conventional take off and landing (CTOL) variant and the short take off and vertical landing (STOVL) variant. This was an important milestone for the programme, demonstrating good progression of the detailed design.

Following the assembly of the aircraft's major units, including the BAE Systems rear fuselage and empennage units, the first CTOL aircraft is undergoing ground testing prior to first flight scheduled for the last quarter of 2006. In addition, assembly started on the aft fuselage for the STOVL version, in May, as programmed.

Preparation for initial production of JSF has progressed in the period, with contract receipt for long lead activities. Full contract award for the initial production quantities is expected in 2007.

BAE Systems has been selected as prime contractor in support of the UK MoD's capability assessment with respect to the potential role of Unmanned Air Vehicles (UAVs) in future operational roles. Supporting this activity, during the first half of 2006, the Company successfully delivered on a series of contracts for de-risking work.

The MoD is currently assessing a BAE Systems proposal for a programme to demonstrate UAV technologies and this is expected to commence in the second half of 2006.

Naval Ships and Submarines

Since the launch in February of the first of class Type 45 destroyer, HMS Daring, the ship has moved into dry dock to complete fitting out prior to the start of 'setting to work' of major systems later this year. All hull sections for the second of class, HMS Dauntless, have been completed and launch is planned for January 2007. The required build efficiencies are being achieved on the second and third ships.

Award of the Type 45 Batch 2 order to extend the contract to six full warships is now expected in 2007.

The second Landing Ship Dock (Auxiliary), Cardigan Bay, was handed over in August, following sea trials early this year. The fourth ship, Lyme Bay, has been relocated to the Clyde where it will be completed.

The arbitration process following the non-acceptance by Brunei of the three Offshore Patrol Vessels commenced in June, with an award not expected before October.

An initial order for the Demonstration Phase of CVF, the UK's new aircraft carrier programme, has been received, totalling £30m. There are two key activities within this phase. The first is to progress design, the second is to work in the Alliance to support a satisfactory 'Main Gate' submission to the MoD Investment Appraisal Board. This is a key milestone for the whole CVF programme that requires delivery of a fully understood and integrated schedule, cost and risk assessment to the customer.

In July, BAE Systems received a letter of intent from the government of Malaysia for the procurement of two naval frigates.

The Astute submarine project has maintained its significantly improved performance with all key milestones for the first six months of 2006 being achieved on or ahead of plan. The launch of the first of class submarine has been brought forward to June 2007, demonstrating the good progress made on the programme since the contract renegotiation in 2003.

Looking forward

With good performance across the major programmes, the outlook for the year remains positive with improvements in margin performance anticipated.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Customer Solutions & Support

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£1,462m**	£1,279m	£2,923m
EBITA[2]	**£215m**	£185m	£419m
Cash inflow[3]	**£2m**	£429m	£850m
Number of employees[1]	**14,500**	13,900	14,300
Order book[1]	**£4.8bn**	£4.2bn	£5.0bn

The Customer Solutions & Support (CS&S) business group provides partnered, through-life support and capability solutions to the UK's Defence Logistics Organisation (DLO) as well as managing the businesses in Saudi Arabia and Australia.

In the first half of 2006, CS&S achieved EBITA[2] of £215m (2005 £185m) on sales[1] of £1,462m (2005 £1,279m). The business group generated an operating cash inflow[3] of £2m (2005 £429m).

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK's government-to-government defence contract. The contract includes the provision of aircraft, capability upgrades, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF). An Understanding Document signed on 21 December 2005 between the UK and Saudi Arabian governments outlined plans to modernise the Saudi armed forces. Under the terms of the signed document Typhoon aircraft will replace Tornado air defence variant aircraft and other aircraft currently in service with the RSAF.

Around 4,600 people are employed by the Company in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. BAE Systems is continuing to develop its presence in the Kingdom and is committed to developing a greater indigenous capability there. The security of employees is the Company's highest priority and progress on new facilities is proceeding to plan.

Performance on the core Saudi support and modernisation programme in the first half of 2006 was good, in line with our plans, and with margins maintained at last year's levels.

In the UK, CS&S continues to develop its partnering arrangement with the DLO focusing on through-life capability management and value for money, in line with the UK's Defence Industrial Strategy.

CS&S has continued to make significant progress in air support. In February 2006, the Tornado ATTAC (Availability Transformation - Tornado Aircraft Contracts) proposal was submitted to the DLO. The proposal offers a full Tornado airframe availability service for the next ten years and is valued at approximately £1.5 billion. The experience from ATTAC is being used to make sound progress on a similar availability contract for the RAF's Harrier aircraft. The ATTAC model also should provide the blueprint for future support arrangements on Typhoon.

Towards the end of last year the Tornado Combined Maintenance and Upgrade contract worth approximately £130m was agreed. Performance against the contract has been strong with the first aircraft already returned to front line service. CS&S continues to demonstrate its support capabilities across all air support programmes, and is moving towards significant milestones, including the 200th T-45 Goshawk fuselage delivered to Boeing and the millionth flying hour for the RAF's Hawk aircraft.

In support of the Hawk programme a bid to provide availability support to the RAF's existing TMk1 aircraft has been submitted. In addition, an extension to the existing Nimrod Integrated Support Contract was received in July.

In the naval domain the reactivation of three ex-Royal Navy frigates for the Chilean Navy is progressing. The naval joint ventures are performing well. BAE Systems has 50% interests in Fleet Support Limited and Flagship Training Limited. Fleet Support's performance has been underpinned by the partnering agreement with the MoD/Royal Navy at the Portsmouth naval base. Flagship Training has recently signed a Heads of Terms to extend its long-term partnering agreement with the Naval Training Command.

CS&S is part of a consortium which recently submitted a bid for the UK's Defence Training Review programme, under which the successful bidder will take responsibility for managing the provision of training and services to the MoD, and all three services, for a period of 25 years. Downselection of the successful bidder is expected by the end of 2006.

Work continues on the programme to support the Canadian Victoria Class submarines. The existing Engineering Support Management contract has been extended for one year.

CS&S Australia had a good first half in 2006, securing a number of contracts and strengthening its position as a through-life capability partner to the Australian Defence Force. A contract extension for A$49m (£20m) was signed at the end of June ensuring continued support to the Hawk Lead-In Fighter aircraft, whilst negotiations are ongoing for a five year support contract.

Looking forward

CS&S will continue to work with the UK DLO to provide smarter, more integrated support solutions on the customer's bases. Development of these solutions will be underpinned by the migration of the model proposed in Tornado ATTAC to other future UK platforms.

CS&S will continue to seek to sustain a long-term presence in Saudi Arabia through developing new business under the Understanding Document and through delivering on its current support commitments. Finalising the contractual terms for supply of Typhoons to Saudi Arabia is a high priority for BAE Systems.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Integrated Systems & Partnerships

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£798m**	£722m	£1,834m
EBITA[2]	**£57m**	£17m	£109m
Cash (outflow)/inflow[3]	**£(33)m**	£(106)m	£17m
Number of employees[1]	**12,000**	12,300	12,000
Order book[1]	**£6.4bn**	£6.0bn	£5.9bn

Integrated Systems & Partnerships is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

In the first half of 2006, Integrated Systems & Partnerships achieved a significant improvement in performance with EBITA[2] of £57m (2005 £17m) on sales[1] of £798m (2005 £722m). The business group had an operating cash outflow[3] of £33m (2005 £106m).

Integrated System Technologies (Insyte)

Insyte projects include the full-scale engineering development of the Sampson multi-function radar for the Royal Navy's Type 45 destroyer. The first radar was shipped to the customer's test site in June 2006, representing a significant maturity point in the programme.

In March 2006, Insyte was awarded a £267m contract by the UK MoD for FALCON Increment A. FALCON will provide the backbone for the information system infrastructure across the battlespace, both at home and when deployed overseas.

MBDA (37.5%)

MBDA's missile delivery programmes remain on schedule for all customers, both domestic and export. During the period there were significant deliveries of Stand-Off Weapons, Mica air-to-air missiles, Brimstone air-launched anti-armour weapon and the Rapier/Jernas air defence system.

The acquisition of LFK, the German missile company, was completed in March 2006 and integration of this business into MBDA is progressing well.

Key export orders were won for the Exocet anti-ship missile and Vertical Launch Seawolf naval air defence weapon and support contracts in excess of €140m (£97m).

2006 is an important year for the business, with key milestones to be met across a range of development programmes. Good progress has been made on these programmes, including successful firing of the Meteor Beyond Visual Range Air-to-Air Missile. In addition, full operational capability of Storm Shadow, a conventionally-armed stand-off air-to-ground missile, was declared by the UK customer in early April.

Another key development programme, the Principal Anti-Aircraft Missile System naval area defence weapon is also progressing satisfactorily.

Saab (20.5%)

Saab had a successful first half year including the acquisition, subject to regulatory clearances, of Ericsson Microwave Systems for SEK 3.8bn (£287m) in June. This key acquisition will add world-leading radar and sensor operations to Saab's portfolio in the areas of defence, aviation, space and civil security. Key orders in the period include an SEK 8.3bn (£627m) airborne surveillance system for Pakistan, which includes Saab 2000 turboprop aircraft equipped with the Ericsson Microwave Systems airborne radar system, Erieye.

Gripen International (50%)

Since its maiden flight in November 2005, the first Gripen dual-seat export aircraft continues its successful flight test programme in Sweden, with the first production aircraft scheduled for delivery to South Africa in 2008. Both the Hungarian and Czech Gripen programmes are performing satisfactorily.

Underwater Systems

The Sting Ray Mod 1 lightweight torpedo programme progresses to schedule.

Activity continues with the aim of securing a UK MoD agreement for the upgrade of the Spearfish heavyweight torpedo.

The Talisman low-observable autonomous unmanned underwater vehicle (UUV) was launched in March. This is the latest-generation modular multi-role UUV, capable of a wide range of maritime littoral operations.

Atlas Elektronik

The sale of the previously wholly-owned Atlas Elektronik GmbH for €149m (£103m) was completed on 3 August 2006.

Looking forward

Implementation of the UK's DIS is material to both the MBDA and Underwater Systems businesses. The announcement in July by the MoD of the creation of 'Team CW' (Complex Weapons) led by MBDA represented a significant step forward in the implementation of the DIS in this sector. All parties are committed to the completion of a strategic partnering agreement before the end of the year. For Underwater Systems, the follow-on activities from the DIS will play an important role in shaping the future position of the business and the MoD has signalled an intent to develop a way ahead by the end of 2006.

During the second half of 2006 Saab will focus on consolidation of the successes achieved during the first half year, primarily the completion of the acquisition of Ericsson Microwave Systems, and its effective integration into the company.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Commercial Aerospace

Business overview

	Six months to 30 June 2006 Unaudited	Six months to 30 June 2005 Unaudited	Year to 31 December 2005 Audited
Sales[1]	**£1,984m**	£1,660m	£3,232m
EBITA[2]	**£155m**	£154m	£179m
Cash inflow[3]	**£57m**	£294m	£327m
Number of employees[1]	**11,900**	12,400	12,500
Order book[1]	**£27.0bn**	£22.4bn	£29.5bn

The Commercial Aerospace business group comprises the Group's 20% interest in Airbus together with the Regional Aircraft asset management and support activities. Until March 2006, the business group also included the Aerostructures business.

In the first half of 2006, Commercial Aerospace achieved EBITA[2] of £155m (2005 £154m) on sales[1] of £1,984m (2005 £1,660m). The business group generated operating cash inflow[3] of £57m (2005 £294m).

Airbus contributed EBITA[2] of £188m (2005 £176m) and a cash inflow of £105m (2005 £350m). This was after charging £131m (2005 £107m) of development costs, of which £64m (2005 £55m) related to the A380 programme.

Airbus

Airbus secured 101 net new orders in the period with major orders received from Indian Airlines, Air China and Finnair. First half deliveries of 219 aircraft compares with the 189 aircraft delivered in the same period last year.

The first A380 is planned for delivery in late 2006. In June, Airbus announced a delay in the manufacturing ramp-up for the A380 programme. Airbus continues to work with the airlines to mitigate the impact of this delay.

In July, Airbus announced the development of the proposed new A350 XWB (Extra Wide Body) aircraft.

On 7 June 2006, BAE Systems served notice exercising the put option in respect of its 20% shareholding in Airbus. Under the terms of the shareholders' agreement, an independent bank was appointed in June to undertake the valuation of the Airbus stake, which resulted in a valuation of €2.75bn (£1.9bn). On 5 July 2006, BAE Systems announced its intention to undertake an audit of the Airbus group in order to assist the Board in assessing its recommendation with regard to the proposed disposal. Following the audit conducted during August, a circular[4] recommending the disposal has been posted to shareholders.

Regional Aircraft

The regional aircraft leasing market remains challenging with high oil prices continuing to dominate airline economics. The aircraft leasing team have continued to make progress with new turboprop markets identified in India and Nepal and initial deliveries of aircraft to customers achieved.

Opportunities for both turboprop and jet aircraft continue to emerge, particularly in Eastern Europe, although these markets remain highly competitive. The business has successfully removed significant future exposures (residual value guarantees) on 37 regional jet aircraft.

The performance of Regional Aircraft is reliant upon a successful aircraft lease placement programme and sustained aircraft lease income rates. The business is underpinned by the Group's Financial Risk Insurance Programme (FRIP) which makes good shortfalls in actual income against estimated future income.

Arbitration proceedings are ongoing between BAE Systems and certain of the FRIP reinsurers. Some reinsurers claim to be entitled either to terminate or to be discharged from liability under their reinsurance contracts. On the basis of the legal advice it has received, BAE Systems believes these claims to be without merit and is vigorously defending them. As at 30 June 2006, the net present value of anticipated income under the programme was £291m.

Aerostructures

In March 2006, the sale of the UK Aerostructures business to Spirit AeroSystems Inc. was completed, for a cash consideration of £80m. This disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

Looking forward

The losses in Regional Aircraft continue and no improvement is anticipated in this market.

[1] including share of equity accounted investments
[2] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
[3] net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
[4] see note 13

Independent review report to BAE Systems plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense, and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
12 September 2006

Consolidated income statement

	Notes	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m	Year to 31 December 2005 Audited £m
Continuing operations							
Combined sales of Group and equity accounted investments			**8,214**		6,773		15,411
Less: share of equity accounted investments			**(2,454)**		(2,140)		(4,392)
Revenue	2		**5,760**		4,633		11,019
Operating costs			**(5,514)**		(4,326)		(10,579)
Other income			**253**		37		247
Group operating profit excluding amortisation and impairment of intangible assets		**552**		363		809	
Amortisation		**(53)**		(19)		(77)	
Impairment		**–**		–		(45)	
Group operating profit			**499**		344		687
Share of results of equity accounted investments excluding finance costs and taxation expense		**236**		203		373	
Finance costs	3	**(12)**		6		(11)	
Taxation expense		**(70)**		(65)		(149)	
Share of results of equity accounted investments			**154**		144		213
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	2	**788**		566		1,182	
Amortisation		**(53)**		(19)		(77)	
Impairment		**–**		–		(45)	
Finance costs of equity accounted investments	3	**(12)**		6		(11)	
Taxation expense of equity accounted investments		**(70)**		(65)		(149)	
Operating profit			**653**		488		900
Finance costs	3						
Financial income		**738**		610		1,224	
Financial expense		**(900)**		(672)		(1,428)	
			(162)		(62)		(204)
Profit before taxation			**491**		426		696
Taxation expense							
UK taxation		**20**		(5)		(37)	
Overseas taxation		**(105)**		(77)		(76)	
			(85)		(82)		(113)
Profit for the period from continuing operations			**406**		344		583
Loss for the period from discontinued operations	4		**–**		(26)		(28)
Profit for the period			**406**		318		555
Attributable to:							
BAE Systems shareholders			**405**		317		553
Minority interests			**1**		1		2
			406		318		555
Earnings per share	5						
Continuing operations:							
Basic earnings per share			**12.6p**		10.9p		18.3p
Diluted earnings per share			**12.4p**		10.8p		18.2p
Discontinued operations:							
Basic earnings per share			**–p**		(0.8)p		(0.9)p
Diluted earnings per share			**–p**		(0.8)p		(0.8)p
Total:							
Basic earnings per share			**12.6p**		10.1p		17.4p
Diluted earnings per share			**12.4p**		10.0p		17.4p
Dividends per ordinary share	9						
Prior year final dividend paid in the period £203m (2005 £186m)			**6.3p**		5.8p		5.8p
Interim dividend declared £142m (2005 declared/paid £129m)			**4.4p**		4.0p		4.0p

Consolidated balance sheet

	Notes	30 June 2006 Unaudited £m	30 June 2005 Unaudited £m	31 December 2005 Audited £m
Non-current assets				
Intangible assets		**7,888**	8,220	8,217
Property, plant and equipment		**1,662**	1,861	1,704
Investment property		**143**	203	218
Equity accounted investments		**1,941**	1,781	1,721
Other investments		**9**	34	9
Other receivables		**616**	526	912
Other financial assets		**47**	69	65
Deferred tax assets		**1,118**	1,332	1,331
		13,424	14,026	14,177
Current assets				
Inventories		**456**	578	485
Trade and other receivables including amounts due from customers for contract work		**2,245**	2,588	1,877
Current tax		**43**	–	20
Other investments		**568**	673	634
Other financial assets		**95**	44	54
Cash and cash equivalents		**2,116**	1,705	2,581
		5,523	5,588	5,651
Non-current assets and disposal groups held for sale		**277**	–	407
		5,800	5,588	6,058
Total assets		**19,224**	19,614	20,235
Non-current liabilities				
Loans		**(3,313)**	(2,509)	(3,534)
Trade and other payables		**(498)**	(787)	(432)
Retirement benefit obligations	6	**(3,044)**	(4,112)	(4,101)
Other financial liabilities		**(40)**	(48)	(45)
Deferred tax liabilities		**(19)**	(14)	(23)
Provisions		**(327)**	(424)	(375)
		(7,241)	(7,894)	(8,510)
Current liabilities				
Loans and overdrafts		**(886)**	(2,084)	(905)
Trade and other payables		**(6,855)**	(6,162)	(7,006)
Other financial liabilities		**(49)**	(114)	(81)
Current tax		**(276)**	(251)	(316)
Provisions		**(331)**	(185)	(343)
		(8,397)	(8,796)	(8,651)
Liabilities directly associated with non-current assets and disposal groups held for sale		**(222)**	–	(270)
		(8,619)	(8,796)	(8,921)
Total liabilities		**(15,860)**	(16,690)	(17,431)
Net assets		**3,364**	2,924	2,804
Capital and reserves				
Issued share capital		**81**	80	80
Share premium		**814**	767	782
Equity option of convertible preference shares		**76**	78	78
Other reserves		**4,758**	4,802	4,720
Retained earnings		**(2,380)**	(2,814)	(2,872)
Total equity attributable to equity holders of the parent		**3,349**	2,913	2,788
Minority interests		**15**	11	16
Total equity	8	**3,364**	2,924	2,804

Consolidated cash flow statement

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m
Profit/(loss) for the period			
Continuing operations	**406**	344	583
Discontinued operations	**–**	(26)	(28)
	406	318	555
Taxation expense	**85**	83	114
Share of results of equity accounted investments	**(154)**	(144)	(213)
Net finance costs	**162**	65	207
Depreciation, amortisation and impairment	**173**	181	524
(Gain)/loss on disposal of property, plant and equipment	**(44)**	(6)	2
Gain on disposal of investment property	**(65)**	–	(43)
(Gain)/loss on disposal of business – continuing operations	**(11)**	5	12
(Gain)/loss on disposal of business – discontinued operations	**–**	6	8
Impairment of other investments	**(1)**	–	2
Cost of equity-settled employee share schemes	**10**	26	16
Movements in provisions	**(37)**	(3)	99
Decrease in liabilities for retirement benefit obligations	**(642)**	–	(98)
(Increase)/decrease in working capital:			
Inventories	**(10)**	35	54
Trade and other receivables	**(165)**	(52)	(4)
Trade and other payables	**–**	72	864
Cash (outflow)/inflow from operating activities	**(293)**	586	2,099
Interest paid	**(156)**	(150)	(213)
Interest element of finance lease rental payments	**(5)**	(10)	(17)
Taxation paid	**(55)**	(17)	(27)
Net cash (outflow)/inflow from operating activities	**(509)**	409	1,842
Dividends received from equity accounted investments	**110**	82	88
Interest received	**59**	105	99
Purchases of property, plant and equipment	**(178)**	(173)	(318)
Capital expenditure on investment property	**–**	–	(12)
Purchases of intangible assets	**(11)**	(4)	(17)
Proceeds from sale of property, plant and equipment	**115**	6	30
Proceeds from sale of investment property	**137**	10	54
Proceeds from sale of non-current investments	**1**	–	30
Purchase of non-current other investments	**(1)**	(14)	(17)
Purchase of subsidiary undertakings	**–**	(2,227)	(2,262)
Net cash acquired with subsidiary undertakings	**–**	136	128
Proceeds from sale of subsidiary undertakings	**80**	448	460
Cash and cash equivalents disposed of with subsidiary undertakings	**–**	1	1
Proceeds from sale of equity accounted investments	**–**	125	125
Net proceeds from sale of other deposits/securities	**17**	59	45
Net cash inflow/(outflow) from investing activities	**329**	(1,446)	(1,566)
Capital element of finance lease rental payments	**(28)**	(73)	(89)
Proceeds from issue of share capital	**26**	358	373
Equity dividends paid	**(203)**	(186)	(315)
Dividends paid on preference shares	**(10)**	–	(21)
Cash inflow from loans	**–**	976	1,005
Cash outflow from repayment of loans	**(39)**	(283)	(357)
Net cash (outflow)/inflow from financing activities	**(254)**	792	596
(Decrease)/increase in cash and cash equivalents	**(434)**	(245)	872
Cash and cash equivalents at start of period	**2,491**	1,650	1,650
Effect of foreign exchange rate changes on cash and cash equivalents	**22**	3	(31)
Cash and cash equivalents at end of period	**2,079**	1,408	2,491
Cash and cash equivalents comprise:			
Cash and cash equivalents	**2,116**	1,705	2,581
Overdrafts	**(37)**	(297)	(90)
Cash and cash equivalents at end of period	**2,079**	1,408	2,491

Consolidated statement of recognised income and expense

	Notes	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m
Currency translation on foreign currency net investments:				
Subsidiaries		**(104)**	66	53
Equity accounted investments		**(11)**	(47)	(23)
Amounts credited/(charged) to hedging reserve	8	**218**	(480)	(688)
Actuarial gains/(losses) on defined benefit pension schemes:				
Subsidiaries		**340**	(555)	(652)
Equity accounted investments		**54**	(34)	(72)
Current tax on items taken directly to equity		**21**	–	(3)
Deferred tax on items taken directly to equity:				
Subsidiaries		**(110)**	187	193
Equity accounted investments		**(91)**	202	276
Net income/(expense) recognised directly in equity		**317**	(661)	(916)
Profit for the period		**406**	318	555
Total recognised income and expense		**723**	(343)	(361)
Adoption of IAS 32 and IAS 39	1	**–**	422	422
		723	79	61
Attributable to:				
Equity shareholders		**722**	(344)	(363)
Minority interest		**1**	1	2
		723	(343)	(361)

Notes to the interim report

1 Accounting policies

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements of BAE Systems plc (the Group) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34), and have been prepared on the basis of International Financial Reporting Standards (IFRSs) as adopted by the European Union that are effective for the year ended 31 December 2006. They do not include all of the information required for full annual financial statements. These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report 2005. The statutory accounts for the year ended 31 December 2005 have been reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Adoption of IAS 32 and IAS 39

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) and IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) on 1 January 2005. The effect of adopting IAS 39 at 1 January 2005 is presented as a movement in the Group's consolidated statement of recognised income and expense for 2005. Further details relating to the adoption of these and other International Accounting Standards are provided within the Annual Report 2005.

Except as described below, the accounting policies adopted in the preparation of these condensed consolidated interim financial statements to 30 June 2006 are consistent with the policies applied by the Group in its consolidated financial statements as at, and for the year ended, 31 December 2005.

Changes in accounting policies

International Financial Reporting Interpretations Committee 4 (IFRIC 4) 'Determining whether an Arrangement contains a Lease is effective' for the Group for the year ending 31 December 2006. The Group has reviewed its contracts and the interpretation does not have a significant impact on the Group.

These condensed consolidated interim financial statements were approved for issue by the board of directors on 12 September 2006.

2 Segmental analysis (unaudited)

	Sales		Less: adjustment for share of equity accounted investments		Add: sales to equity accounted investments		Revenue	
	Six months to 30 June 2006 £m	Six months to 30 June 2005 £m	**Six months to 30 June 2006 £m**	Six months to 30 June 2005 £m	**Six months to 30 June 2006 £m**	Six months to 30 June 2005 £m	**Six months to 30 June 2006 £m**	Six months to 30 June 2005 £m
Electronics, Intelligence & Support	**2,090**	1,715	**(6)**	(8)	**18**	12	**2,102**	1,719
Land & Armaments	**892**	337	**–**	–	**7**	–	**899**	337
Programmes	**1,186**	1,207	**(427)**	(585)	**427**	585	**1,186**	1,207
Customer Solutions & Support	**1,462**	1,279	**(191)**	(189)	**31**	27	**1,302**	1,117
Integrated Systems & Partnerships	**798**	722	**(508)**	(542)	**34**	6	**324**	186
Commercial Aerospace	**1,984**	1,660	**(1,884)**	(1,531)	**46**	82	**146**	211
HQ and other businesses	**32**	34	**(4)**	–	**3**	3	**31**	37
	8,444	6,954	**(3,020)**	(2,855)	**566**	715	**5,990**	4,814
Intra-business group sales/revenue	**(230)**	(181)	**–**	–	**–**	–	**(230)**	(181)
	8,214	6,773	**(3,020)**	(2,855)	**566**	715	**5,760**	4,633

	EBITA[1]		Amortisation of intangible assets		Business group result	
	Six months to 30 June 2006 £m	Six months to 30 June 2005 £m	**Six months to 30 June 2006 £m**	Six months to 30 June 2005 £m	**Six months to 30 June 2006 £m**	Six months to 30 June 2005 £m
Electronics, Intelligence & Support	**260**	151	**(7)**	(4)	**253**	147
Land & Armaments	**76**	8	**(34)**	(10)	**42**	(2)
Programmes	**57**	88	**(3)**	(3)	**54**	85
Customer Solutions & Support	**215**	185	**(3)**	–	**212**	185
Integrated Systems & Partnerships	**57**	17	**(6)**	(1)	**51**	16
Commercial Aerospace	**155**	154	**–**	(1)	**155**	153
HQ and other businesses	**(32)**	(37)	**–**	–	**(32)**	(37)
	788	566	**(53)**	(19)	**735**	547
Less:						
Financial expense of equity accounted investments					**(12)**	6
Taxation expense of equity accounted investments					**(70)**	(65)
Operating profit					**653**	488

[1] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

3 Finance costs

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m
Finance costs – Group	**(162)**	(62)	(204)
Finance costs – share of equity accounted investments	**(12)**	6	(11)
	(174)	(56)	(215)
Analysed as:			
Net interest:			
Interest income	**62**	76	123
Interest expense	**(177)**	(168)	(310)
Facility fees	**(2)**	–	(10)
Net present value adjustments	**12**	6	(2)
Share of equity accounted investments	**3**	(10)	(11)
	(102)	(96)	(210)
Other finance costs:			
Group	**(57)**	24	(5)
Share of equity accounted investments	**(15)**	16	–
	(174)	(56)	(215)

Other finance costs of £(72)m (2005 £40m) represent the market value and foreign exchange movements on financial instruments and investments of £(87)m (2005 £41m) and a net financing credit on pensions of £15m (2005 charge £1m).

4 Disposals and discontinued operations

Disposals

In March 2006 the Group sold its UK Aerostructures business for £80m in cash. This disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

Discontinued operations

The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m
Revenue	**–**	111	111
Expenses	**–**	(127)	(127)
EBITA[1]	**–**	(16)	(16)
Finance costs, net	**–**	(3)	(3)
Loss before taxation	**–**	(19)	(19)
Taxation	**–**	(1)	(1)
Loss for the period	**–**	(20)	(20)
Loss on disposal of discontinued operations	**–**	(6)	(8)
Loss for the period from discontinued operations	**–**	(26)	(28)

[1] earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

5 Earnings per share (unaudited)

	Six months to 30 June 2006				Six months to 30 June 2005			
	£m	**Basic pence per share**	**£m**	**Diluted pence per share**	£m	Basic pence per share	£m	Diluted pence per share
Profit for the period attributable to equity shareholders	**405**		**405**		317		317	
Preference dividends	**–**		**14**		–		14	
Profit/(loss) for the period after adjusting for preference dividends	**405**	**12.6**	**419**	**12.4**	317	10.1	331	10.0
Represented by:								
Continuing operations	**405**	**12.6**	**419**	**12.4**	343	10.9	357	10.8
Discontinued operations	**–**	**–**	**–**	**–**	(26)	(0.8)	(26)	(0.8)
(Deduct)/add back:								
Net financing credit on pensions, post tax	**(11)**		**(11)**		1		1	
Uplift on acquired inventories, post tax	**–**		**–**		4		4	
Market value movements on financial derivatives, post tax	**63**		**63**		(30)		(30)	
Amortisation of intangible assets, post tax	**39**		**39**		19		19	
Underlying earnings	**496**	**15.4**	**510**	**15.1**	311	9.9	325	9.9
Represented by:								
Continuing operations	**496**	**15.4**	**510**	**15.1**	337	10.7	351	10.7
Discontinued operations	**–**	**–**	**–**	**–**	(26)	(0.8)	(26)	(0.8)
	496	**15.4**	**510**	**15.1**	311	9.9	325	9.9

Reconciliation of weighted average number of shares	**Millions**	**Millions**	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	**3,220**	**3,220**	3,152	3,152
Add:				
Incremental shares in respect of employee share schemes	**–**	**34**	–	19
Incremental shares in respect of convertible preference shares	**–**	**127**	–	127
Weighted average number of shares used in calculating diluted earnings per share	**3,220**	**3,381**	3,152	3,298

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per Share (IAS 33) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with IAS 33, the diluted earnings per share calculations are without reference to adjustments in respect of outstanding share options and convertible preference shares, as assumed conversion would be anti-dilutive.

6 Retirement benefit obligations (unaudited)

	UK £m	US and other £m	Total £m
Deficit in defined benefit pension plans at 31 December 2005	(4,659)	(647)	(5,306)
Actual return on assets below expected return	(207)	(10)	(217)
Decrease in liabilities due to changes in assumptions	492	189	681
Current service cost	(93)	(31)	(124)
Employer contributions – ordinary	132	14	146
Employer contributions – additional	644	–	644
Curtailment gains[1]	52	63	115
Other movements	5	36	41
Deficit in defined benefit pension plans at 30 June 2006	(3,634)	(386)	(4,020)
US healthcare plans			(37)
Total IAS 19 deficit, net			(4,057)
Allocated to equity accounted investments			989
Group's share of IAS 19 deficit, net			**(3,068)**
Group's share of IAS 19 deficit of equity accounted investments			(248)
Represented by:			
Pension assets (within non-current receivables)			44
Retirement benefit obligations			(3,044)
Liabilities directly associated with non-current assets and disposal groups held for sale			(68)
Group's share of IAS 19 deficit, net			**(3,068)**

In June 2006, the Group announced it had agreed a programme of measures to address the funding deficit in its principal UK pension schemes. The measures included one-off contributions of £644m and agreed changes to the members' benefits to reduce future liabilities.

The one-off contributions of £644m included certain properties valued at £242m, the right to receive a share of the deferred consideration under the put/call option arrangement arising from the Eurosystems transaction in 2005 and valued at £238m, and £164m in cash. The properties were sold to the scheme at market value, generating a profit on disposal of £100m. Within EBITA, this profit on disposal was offset by an operating charge of £100m relating to various funding arrangements with the Group's equity accounted investments.

The curtailment gains[1] arising in the period were a result of certain benefit changes made. The Group's share of the £115m curtailment gains shown above is £114m after allocation to equity accounted investments. Of this £114m gain, £63m related to the reduction in the net pension liability arising from the changes to the calculation of the final US pensionable salaries and £11m as a result of the disposal of the UK Aerostructures business in March 2006. The remainder is largely offset by an increase in UK service costs in the period due to the movement in discount rates.

The following analysis summarises how these items have been reflected in the consolidated income statement and the consolidated cash flow statement:

Income statement items:

	£m
Included within operating costs of £5,514m	(100)
Included within other income of £253m:	
Gain on disposal of property, plant and equipment, and investment property	100
Curtailment gains[1]	113
Curtailment gains within share of results of equity accounted investments excluding finance costs and taxation expense	1
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)	114

Cash flow statement items:

	£m
Profit for the period	114
Share of results of equity accounted investments	(1)
Gain on disposal of property	(35)
Gain on disposal of investment property	(65)
Gain on disposal of business – continuing operations	(11)
Decrease in liabilities for retirement benefit obligations	(625)
Decrease in working capital:	
Trade and other receivables	217
Cash outflow from operating activities	(406)
Proceeds from sale of property, plant and equipment	242
Operating business cash outflow	(164)

[1] a curtailment gain represents the reduction in the retirement benefit obligation as a result of either a material reduction in the number of employees in the scheme and/or a change in the benefit structure, but where in both cases the company retains part or all of the future pension liability

7 Aircraft financing contingent liabilities

Included within Group provisions of £658m is an exposure of £24m as discussed below:

	30 June 2006 Unaudited £m	30 June 2005 Unaudited £m	31 December 2005 Audited £m
Potential future cash flow payments in respect of aircraft financing obligations	**240**	583	460
Anticipated aircraft values	**(210)**	(565)	(391)
Adjustments to net present values	**(6)**	(5)	(4)
Net exposure provided	**24**	13	65

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 30 June 2006 the Group's exposure to make future payments in respect of these arrangements was £240m (31 December 2005 £460m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group would place reliance on insurance cover for the anticipated aircraft values if the guarantees were called.

After taking account of the FRIP and independent appraisal valuations the directors consider that the Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis within the accounts of Airbus and Saab. The Group's share of such exposure is limited to its percentage shareholding in each of these equity accounted investments.

The reduction in the net exposure reflects the settlement of the commitment in respect of 37 RVGs in the period.

8 Reconciliation of movements in total equity

	30 June 2006 Unaudited £m	30 June 2005 Unaudited £m	31 December 2005 Audited £m
Total equity at beginning of period	**2,804**	2,665	2,665
Adoption of IAS 32 and IAS 39 (note 1)	**–**	422	422
	2,804	3,087	3,087
Total recognised income and expense	**723**	(342)	(361)
Share-based payments	**10**	7	16
Shares issued	**33**	358	373
Other	**(3)**	–	4
Equity dividends paid	**(203)**	(186)	(315)
Total equity at end of period	**3,364**	2,924	2,804

£33m of shares were issued on the exercise of share options for £26m cash, and the conversion of 6,116,123 cumulative redeemable preference shares into 2,929,867 ordinary shares for £7m.

Amounts credited/(charged) to the hedging reserve shown in the consolidated statement of recognised income and expense represent the gains/(losses) arising as a result of the market value movements in the period on certain derivative financial instruments.

9 Equity dividends

The directors have declared an interim dividend of 4.4p per ordinary share (2005 4.0p), totalling £142m (2005 £129m). The dividend will be paid on 30 November 2006. The ex-dividend date is 18 October 2006, with a record date of 20 October 2006.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to invest the interim dividend in shares should complete a mandate form for the Dividend Reinvestment Plan and return it to the Registrars no later than 9 November 2006.

10 Related party transactions

The Group has an interest in a number of equity accounted investments. Transactions with the equity accounted investments occur in the normal course of business and are priced on an arm's length basis and settled on normal trade terms. The more significant of these transactions are disclosed below:

	Six months to 30 June 2006 Unaudited £m	Six months to 30 June 2005 Unaudited £m	Year to 31 December 2005 Audited £m
Sales to related parties	**566**	715	1,569
Purchases from related parties	**91**	12	135
Amounts owed by related parties	**109**	162	62
Amounts owed to related parties	**1,292**	1,142	1,266

11 Events after the balance sheet date

The sale of the previously wholly-owned Atlas Elektronik GmbH to EADS and Thyssen Krupp for €149m (£103m) was completed on 3 August 2006.

12 Annual General Meeting

The Annual General Meeting of BAE Systems plc will be held on 9 May 2007.

13 Circular to shareholders

On 11 September a class 1 circular was posted to shareholders explaining the background of the proposed Airbus disposal and recommending that shareholders vote for the resolution to dispose of the Airbus shareholding, on the basis set out in the circular, at the Extraordinary General Meeting to be held on 4 October 2006. Copies of this circular can be obtained from the Company's registered office.

82-03138

BAE Systems plc
6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone +44 (0)1252 373232

Registered in England and Wales No. 1470151

www.baesystems.com

